UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

JE CLEANTECH HOLDINGS LIMITED

(Name of Issuer)

Ordinary Shares, $0.001 par value

(Title of Class of Securities)

None

(CUSIP Number)

Mr. Henry F. Schlueter, Esq.

Schlueter & Associates, P.C.

5290 DTC Parkway, Suite 150

Greenwood Village, CO 80111

Tel: 303-292-3883

(Name/Address/Telephone Number of Person Authorized to Receive Notices and Communications)

April 22, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. None	13D	Page 2 of 7

1	NAME OF REPORTING PERSON HONG Bee Yin(1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore

Number of shares beneficially owned by each reporting person with:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,600,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,600,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,600,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 80.0%(2)
14	TYPE OF REPORTING PERSON IN

(1)	Ms. Hong and JE Cleantech Global Limited share voting and dispositive power over the shares based on Ms. Hong’s position as the sole officer, director and shareholder of JE Cleantech Global Limited, the record owner of the 9,600,000 ordinary shares of the Issuer.
(2)	Based on 12,000,000 ordinary shares issued and outstanding as of April 22, 2022 as reported in the Registration Statement on Form F-1 filed by the Issuer with the Securities and Exchange Commission on March 10, 2022

CUSIP No. None	13D	Page 3 of 7

1	NAME OF REPORTING PERSON JE Cleantech Global Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

Number of shares beneficially owned by each reporting person with:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,600,000(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,600,000(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,600,000(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 80.0%(2)
14	TYPE OF REPORTING PERSON CO

(1) JE Cleantech Global Limited is the owner of record of the 9,600,000 ordinary shares of the Issuer. JE Cleantech Global Limited is controlled by Ms. Bee Yin Hong.

(2) Based on 12,000,000 ordinary shares issued and outstanding as of April 22, 2022, as reported in the Registration Statement on Form F-1 filed by the Issuer with the Securities and Exchange Commission on March 10, 2022

CUSIP No. None	13D	Page 4 of 7

Item 1. Security and Issuer

This Schedule 13D relates to the $0.001 par value ordinary shares of JE Cleantech Holdings Limited, a Cayman Islands exempted company limited by shares (the “Issuer”). The address of the principal executive office of the Issuer is 3 Woodlands Sector 1, Singapore 738361.

Item 2. Identity and Background

(a) This Schedule 13D is being jointly filed by JE Cleantech Global Limited, the holder of record of the 9,600,000 ordinary shares of the Issuer (“Cleantech Global”), and Ms. Bee Yin Hong, the sole officer and director and 100% shareholder of Cleantech Global as of the date of filing this Schedule 13D.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b) The principal business address of each Reporting Person is 3 Woodlands Sector 1, Singapore 738361.

(c) Cleantech Global is a holding company.

Ms. Hong’s principal occupation is Chief Executive Officer, Executive Director and Chairman of the Board of the Issuer.

(d) During the last five years, neither Reporting Person has been convicted in a criminal proceeding or been a party to a civil proceeding of any judicial or administrative body of competent jurisdiction as a result of which either it or she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(e) Neither Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Cleantech Global is a British Virgin Islands company limited by shares. Ms. Hong is a citizen of Singapore.

CUSIP No. None	13D	Page 5 of 7

Item 3. Source and Amount of Funds or Other Consideration

Prior to a group reorganization, Cleantech Global (which is wholly-owned by Ms. Hong) was the record and beneficial owner of 80% of JE Cleantech International Limited, a British Virgin Islands company (“Cleantech International”). On December 28, 2021, pursuant to the group reorganization, Cleantech Global exchanged all of its shares in Cleantech International for 9,600,000 shares of the Issuer, comprising 80% of the Issuer’s then outstanding shares.

On December 28, 2021, Ms. Hong became the beneficial owner of the 9,600,000 ordinary shares owned of record by Cleantech Global by virtue of her being the sole officer and director of Cleantech Global and thereby having shared voting and dispositive power over the shares of the Issuer held by Cleantech Global.

Item 4. Purpose of Transaction

The Reporting Persons hold their securities of the Issuer for investment purposes. Cleantech Global acquired the shares as part of a reorganization of the Issuer and its direct and indirect subsidiaries.

Ms. Hong acquired shared beneficial ownership of the 9,600,000 ordinary shares held of record by Cleantech Global pursuant to the reorganization by virtue of her being the sole officer and director of Cleantech Global.

The Reporting Persons reserve the right to change their purpose and to formulate and implement plans or proposals with respect to the Issuer at any time and from time to time. Any such action may be made by the Reporting Persons alone or in conjunction with other shareholders and/or other third parties and could include one or more purposes, plans or proposals that relate to or would result in actions required to be reported herein in accordance with Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a) The responses to Items 11 and 13 of the cover pages to this Schedule 13D are incorporated herein.

(b) The responses to Items 7 through 10 of the cover pages to this Schedule 13D are incorporated herein.

(c) Neither Reporting Person had entered into any transactions in the Shares during the sixty days immediately prior to April 22, 2022.

(d) As of April 22, 2022, no person other than the Reporting Persons is known to have the power to direct the receipt of dividends from, or proceeds from the sale of, any of the shares beneficially owned by the Reporting Persons.

CUSIP No. None	13D	Page 6 of 7

(e) Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On April 22, 2022, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

As of April 22, 2022, Ms. Hong is the sole officer and director of Cleantech Global.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7. Material to be Filed as Exhibits

99.1	Joint Filing Agreement by and between JE Cleantech Global Limited and Hong Bee Yin.

CUSIP No. None	13D	Page 7 of 7

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 24, 2022	JE CLEANTECH GLOBAL LIMITED

	By:	/s/ HONG Bee Yin
HONG Bee Yin, Director

Date: May 24, 2022		/s/ HONG Bee Yin
HONG Bee Yin